UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. )*

IMMUNIC, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

4525EP 101

(CUSIP Number)

Global Life Bioventure V S.à r.l.

37 Rue d’Anvers, Floor 1

Luxembourg City, Luxembourg, L-1130

41 79 6910547

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

April 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4525EP 101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Global Life Bioventure V S.à r.l. (“Global Life”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER

1,371,494 shares, except that each of (i) Omega Fund V, L.P., the sole owner of Global Life (“Omega Fund”), (ii) Omega Fund V GP, L.P., the general partner of Omega Fund (“Omega GP”) and (iii) Omega Fund V G.P. Manager, Ltd., the general partner of Omega GP (“Omega Ltd”), may be deemed to have sole voting power with respect to the shares, and Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”) Claudio Nessi (“Nessi”) and Anne-Mari Paster (“Paster”), the directors of Omega Ltd, may be deemed to have shared power to vote these shares

	8.	SHARED VOTING POWER See response to row 7.
9.

SOLE DISPOSITIVE POWER

1,371,494 shares, except that each of (i) Omega Fund, (ii) Omega GP and (iii) Omega Ltd may be deemed to have sole dispositive power with respect to the shares, and Lim, Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared dispositive power with respect to the shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,494
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.56%(2)
14.	TYPE OF REPORTING PERSON OO

(1) This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Lim, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Lim, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2) Based upon 10,114,611 shares of Common Stock outstanding as of April 12, 2019.

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Omega Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER

1,371,494 shares, all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have sole voting power with respect to the shares, and Lim, Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7.
9.

SOLE DISPOSITIVE POWER

1,371,494 shares, all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have dispositive voting power with respect to the shares, and Lim, Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared dispositive with respect to the shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,494
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.56%(2)
14.	TYPE OF REPORTING PERSON PN

(1) This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Lim, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Lim, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2) Based upon 10,114,611 shares of Common Stock outstanding as of April 12, 2019.

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Omega Fund V GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER

1,371,494 shares, all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have sole voting power with respect to the shares, and Lim, Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7.
9.

SOLE DISPOSITIVE POWER

1,371,494 shares, all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have dispositive voting power with respect to the shares, and Lim, Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared dispositive with respect to the shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,494
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.56%(2)
14.	TYPE OF REPORTING PERSON PN

(1) This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Lim, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Lim, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2) Based upon 10,114,611 shares of Common Stock outstanding as of April 12, 2019.

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Omega Fund V G.P. Manager, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER

1,371,494 shares, all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have sole voting power with respect to the shares, and Lim, Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7.
9.

SOLE DISPOSITIVE POWER

1,371,494 shares, all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have dispositive voting power with respect to the shares, and Lim, Stampacchia, Nessi and Paster, the directors of Omega Ltd, may be deemed to have shared dispositive with respect to the shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,494
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.56%(2)
14.	TYPE OF REPORTING PERSON OO

(1) This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Lim, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Lim, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2) Based upon 10,114,611 shares of Common Stock outstanding as of April 12, 2019.

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Richard Lim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
8.

SHARED VOTING POWER

1,371,494 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have sole voting power with respect to the shares, and Lim, a director of Omega Ltd and the Class A Manager of Global Life, may be deemed to have shared power to vote these shares.

	9.	SOLE DISPOSITIVE POWER 0 shares
10.

SHARED DISPOSITIVE POWER

1,371,494 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have sole dispositive power with respect to the shares, and Lim, a director of Omega Ltd and the Class A Manager of Global Life, may be deemed to have shared dispositive power with respect to the shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,494
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.56%(2)
14.	TYPE OF REPORTING PERSON IN

(1) This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Lim, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Lim, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2) Based upon 10,114,611 shares of Common Stock outstanding as of April 12, 2019.

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Otello Stampacchia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
8.

SHARED VOTING POWER

1,371,494 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have sole voting power with respect to the shares, and Stampacchia, a director of Omega Ltd, may be deemed to have shared power to vote these shares.

	9.	SOLE DISPOSITIVE POWER 0 shares
10.

SHARED DISPOSITIVE POWER

1,371,494 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have sole dispositive power with respect to the shares, and Stampacchia, a director of Omega Ltd, may be deemed to have shared dispositive power with respect to the shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,494
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.56%(2)
14.	TYPE OF REPORTING PERSON IN

(1) This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Lim, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Lim, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2) Based upon 10,114,611 shares of Common Stock outstanding as of April 12, 2019.

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Claudio Nessi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
8.

SHARED VOTING POWER

1,371,494 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have sole voting power with respect to the shares, and Nessi, a director of Omega Ltd, may be deemed to have shared power to vote these shares.

	9.	SOLE DISPOSITIVE POWER 0 shares
10.

SHARED DISPOSITIVE POWER

1,371,494 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have sole dispositive power with respect to the shares, and Nessi, a director of Omega Ltd, may be deemed to have shared dispositive power with respect to the shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,494
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.56%(2)
14.	TYPE OF REPORTING PERSON IN

(1) This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Lim, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Lim, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2) Based upon 10,114,611 shares of Common Stock outstanding as of April 12, 2019.

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Anne-Mari Paster
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
8.

SHARED VOTING POWER

1,371,494 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have sole voting power with respect to the shares, and Paster, a director of Omega Ltd, may be deemed to have shared power to vote these shares.

	9.	SOLE DISPOSITIVE POWER 0 shares
10.

SHARED DISPOSITIVE POWER

1,371,494 all of which are directly owned by Global Life. Omega Fund, the sole owner of Global Life, Omega GP, the general partner of Omega Fund and Omega Ltd, the general partner of Omega GP , may be deemed to have sole dispositive power with respect to the shares, and Paster, a director of Omega Ltd, may be deemed to have shared dispositive power with respect to the shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,494
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.56%(2)
14.	TYPE OF REPORTING PERSON IN

(1) This Schedule 13D is filed by Global Life, Omega Fund, Omega GP, Omega Ltd, Lim, Stampacchia, Nessi and Paster. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia, Nessi and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Lim, Stampacchia, Nessi and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.

(2) Based upon 10,114,611 shares of Common Stock outstanding as of April 12, 2019.

Item 1	Security and Issuer

The class of security to which this statement relates is common stock, par value $0.0001 per share of the Company (“Common Stock”), which is organized under the laws of the State of Delaware. The address of the principal executive office of the Company is Am Klopferspitz 19, 82152 Martinsried, Germany.

Item 2	Identity and Background

This Schedule is filed by Global Life BioVenture V, S.à r.l, a limited liability company organized under the laws of Luxembourg (“Global Life”), Omega Fund V, L.P. , a Cayman Islands exempted limited partnership (“Omega Fund”), Omega Fund V GP, L.P., a Cayman Islands exempted limited partnership (“Omega GP”), Omega Fund V G.P. Manager, Ltd., a Cayman Islands exempted company (“Omega Ltd”), Richard Lim (“Lim”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster) and Otello Stampacchia (“Stampacchia”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons” and individually as a “Reporting Person”.

The address of the principal business office of Global Life is 37 Rue d’Anvers, Floor 1, Luxembourg City, Luxembourg L-1130. The address of the principal business office of Omega Fund, Omega GP, Omega Ltd, Lim, Paster, Nessi and Stampacchia is c/o Omega Fund Management, LLC, 185 Dartmouth Street, Suite 502, Boston, MA 02116.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

On April 12, 2019 (the “Closing Date”), pursuant to an Exchange Agreement, dated as of January 6, 2019, between the Issuer (then known as Vital Therapies, Inc.), Immunic AG (“Immunic”), and the shareholders of Immunic party thereto (the “Exchange Agreement”), the holders of Immunic ordinary shares exchanged all of their outstanding shares for shares of Issuer common stock, resulting in Immunic becoming a wholly-owned subsidiary of the Issuer (the “Transaction”). Immediately following the Transaction, the Issuer changed its name to “Immunic, Inc.” In connection with the Transaction, the Reporting Person acquired 1,371,494 shares of Common Stock.

Item 4	Purpose of Transaction

The disclosure provided in Item 3 above is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, the Reporting Person beneficially owned an aggregate of 1,371,494 shares of Common Stock, constituting approximately 13.56% of the shares of common stock outstanding.

(b) The Reporting Person has:

(i) Sole power to vote or to direct vote: See Row 7 of cover page for each Reporting Person

(ii) Shared power to vote or to direct the vote: See Row 8 of cover page for each Reporting Person

(iii) Sole power to dispose or to direct the disposition of: See Row 9 of cover page for each Reporting Person

(iv) Shared power to dispose or to direct the disposition of: See Row 10 of cover page for each Reporting Person

(c) Not applicable

(d) Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person entered into a lock-up agreement with the Issuer pursuant to which it has agreed not to, except in certain limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, the Common Stock, in each case from the Closing Date until the date that is 180 days from the Closing Date.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2019

Signature:

Global Life Bioventure V, S.à r.l.

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Class A Manager

By:	/s/ Matthijs Bogers
Name:	Matthijs Bogers
Title:	Class B Manager

Omega Fund V, L.P.

By:	Omega Fund V GP, L.P.
Its:	General Partner

By:	Omega Fund V GP Manager, Ltd.
Its:	General Partner

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Director

Omega Fund V GP, L.P.

By:	Omega Fund V GP Manager, Ltd.
Its:	General Partner

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Director

Omega Fund V GP Manager, Ltd.

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Director

Richard Lim

By:	/s/ Richard Lim
Name:	Richard Lim

Otello Stampacchia

By:	/s/ Otello Stampacchia
Name:	Otello Stampacchia

Claudio Nessi

By:	/s/ Claudio Nessi
Name:	Claudio Nessi

Anne-Mari Paster

By:	/s/ Anne-Mari Paster
Name:	Anne-Mari Paster

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: April 22, 2019

Global Life Bioventure V, S.à r.l.

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Class A Manager

By:	/s/ Matthijs Bogers
Name:	Matthijs Bogers
Title:	Class B Manager

Omega Fund V, L.P.

By:	Omega Fund V GP, L.P.
Its:	General Partner

By:	Omega Fund V GP Manager, Ltd.
Its:	General Partner

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Director

Omega Fund V GP, L.P.

By:	Omega Fund V GP Manager, Ltd.
Its:	General Partner

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Director

Omega Fund V GP Manager, Ltd.

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Director

Richard Lim

By:	/s/ Richard Lim
Name:	Richard Lim

Otello Stampacchia

By:	/s/ Otello Stampacchia
Name:	Otello Stampacchia

Claudio Nessi

By:	/s/ Claudio Nessi
Name:	Claudio Nessi

Anne-Mari Paster

By:	/s/ Anne-Mari Paster
Name:	Anne-Mari Paster